L'ORÉAL

L'OREAL
International Financial Information Department

5th May, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information (Announcement in the BALO of 4th April, 2003) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 6th May, 2004

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

FIRST QUARTER 2004 SALES OF THE L'OREAL GROUP AT END MARCH 2004

(In millions of Euros)	**2004**	**2003**
1st QUARTER :		
Cosmetics	3,671.2	3,609.2
Dermatology	56.6	70.8
Other	6.1	3.6
TOTAL 1st QUARTER..............	**3,733.9**	**3,683.6**

1) The sales growth of the L'OREAL group at end-March 2004 based on consolidated figures was +1.4%.
Currency fluctuations had a negative effect of -4.5%.
Net effects of structural changes were + 0.4%.
On a like-for-like basis, that is to say with identical structure and exchange rates, the consolidated sales growth of the L'OREAL group was + 5.5%.
2) The cosmetics sales rose by +1,7% based on consolidated figures and rose by +5.7% on a like-for-like basis.
3) Consolidated sales are calculated using the average monthly rates adopted for establishing the financial statements at the applicable date. The figures above represent total sales made to third parties by L'OREAL S.A. and its French and foreign subsidiaries.

• Engagement de vente à terme de livres sterling mis en place en date du 31 décembre 2003 au CCF d'un montant de 1 200 milliers de livres sterling au taux de 0,6831 à échéance au 30 janvier 2004.

• Garantie constituée en faveur de la Société générale : assurance Genea sur la tête de M. Ali Pichvai à hauteur de 30 milliers d'euros.

– Engagements reçus :

• Engagement reçu par la Société générale : caution solidaire de M. Ali Pichvai à hauteur de 30 milliers d'euros par acte du 30 avril 1997,

• Caution bancaire du CCF de 72 milliers d'euros au bénéfice de la société RUF Gestion au titre de loyers immobiliers.

A la connaissance de la société, il n'existe pas d'autres engagements hors bilan significatifs selon les normes comptables en vigueur ou qui pourraient le devenir dans le futur.

Note 22. Evénements postérieurs. — La société NET2S S.A. a créé une nouvelle filiale en France au capital de 37 milliers d'euros. Predixio, filiale spécialisée dans le conseil et l'intégration de solutions de business intelligence.

64200

L'OREAL

Société anonyme au capital de 135 212 432 €
Siège social : 14, rue Royale, 75008 Paris
632 012 100 R.C.S. Paris

Chiffre d'affaires consolidé du groupe L'Oréal à fin mars 2004.
(En millions d'euros.)

	2004	2003
Premier trimestre :		
Cosmétique	3 671,2	3 609,2
Dermatologie	56,6	70,8
Autres	6,1	3,6
Total premier trimestre	3 733,9	3 683,6

1°) La croissance du chiffre d'affaires du groupe L'Oréal à fin mars 2004 en données consolidées est de + 1,4 %. Les effets monétaires ont eu un impact négatif de – 4,5 %.

Les effets nets de changement de structure ont été de + 0,4 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal est de + 5,5 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de + 1,7 % à données consolidées et de + 5,7 % à données comparables.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal et ses filiales françaises et étrangères.

64158

PASSAT

Société anonyme au capital de 2 000 000 €.
Siège social : 62, rue de la Rose des Vents, 95610 Eragny-sur-Oise.
342 721 107 R.C.S. Pontoise.

Documents comptables annuels.

A. — Comptes sociaux.

Les comptes annuels ont été établis par la Société et arrêtés par le conseil d'administration dans sa séance du 20 avril 2004.

Le bilan, le compte de résultat et l'annexe font partie intégrante des comptes annuels.

I. — Bilan au 31 décembre 2003.
(En euros.)

Actif	31/12/03 Brut	31/12/03 Amortissement provisions	31/12/03 Net	31/12/02 Net	31/12/01 Net	31/12/00 Net	31/12/99 Net
Actif immobilisé :							
Immobilisations incorporelles :							
Frais d'établissement	238	79	159	0	42 256	94 710	147 165
Frais de recherche et développement							
Concessions, brevets	804 322	555 034	249 288	235 431	191 054	214 864	124 542
Fonds commercial	180 978		180 978	180 978	180 978	180 978	180 978
Autres immob. incorp/av. acpt							
Immobilisations corporelles :							
Terrains	55 948		55 948	55 948	55 948	55 948	55 948
Constructions	737 480	394 855	342 625	389 078	433 136	479 545	518 321
Inst. techn. mat. et out. indust	2 895 649	2 374 683	520 966	460 875	427 727	452 221	526 641
Autres immobilisations corp.	1 552 859	981 262	571 597	514 792	586 525	594 106	528 439
Immob. en cours/av. acptes	62 495		62 495	40 314	0	0	2 598
Immobilisations financières :							
Participations et créances rattachées	4 590 211		4 590 211	5 240 224	1 989 693	252 018	29 420
Prêts	2 945		2 945	4 295	10 541	11 967	10 214
Autres immobilisations financières	119 606		119 606	102 317	64 057	61 665	61 513
Total	11 002 734	4 305 915	6 696 820	7 224 257	3 981 918	2 398 023	2 185 779
Actif circulant :							
Stock :							
Matières premières, approvis.			0	0	0	0	0
En cours de production de biens			0	0	0	0	0
En cours de production de services			0	0	0	0	0
Produits intermédiaires et finis			0	0	0	0	0
Marchandises	7 758 847	256 671	7 502 176	6 062 963	5 512 807	4 608 055	4 786 889
Créances :							
Clients et comptes rattachés	5 786 843	358 797	5 428 046	4 442 090	4 515 182	5 989 024	3 485 151
Fournisseurs débiteurs	4 766		4 766	171 409	45 814	4 013	0
Personnel	35 704		35 704	35 636	27 059	249 203	171 670
Etat impôts sur bénéfices	349 961		349 961	0	0		0
Etat taxes sur chiffre affaires	73 599		73 599	10 524	31 970	17 967	155 360